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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                            --------------------

                               SCHEDULE 14D-9
     SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                            --------------------

 MCNEIL REAL ESTATE FUND IX, LTD.           MCNEIL REAL ESTATE FUND XX, L.P.

 MCNEIL REAL ESTATE FUND X, LTD.            MCNEIL REAL ESTATE FUND XXIV, L.P.

 MCNEIL REAL ESTATE FUND XI, LTD.           MCNEIL REAL ESTATE FUND XXV, L.P.

 MCNEIL REAL ESTATE FUND XIV, LTD.          MCNEIL REAL ESTATE FUND XXVI, L.P.

 MCNEIL REAL ESTATE FUND XV, LTD.           MCNEIL REAL ESTATE FUND XXVII, L.P.
                           (NAME OF SUBJECT COMPANY)

                             MCNEIL PARTNERS, L.P.
                       (NAME OF PERSON FILING STATEMENT)

                     Units of Limited Partnership Interests
                         (TITLE OF CLASS OF SECURITIES)


         582568 10 1                                        None

         582568 20 0                                    582568 88 7

         582568 30 9                                    582568 87 9

         582568 88 7                                        None

         582568 50 7                                       810481
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                            --------------------

                                 Donald K. Reed
                             MCNEIL PARTNERS, L.P.
                        13760 Noel Road, Suite 700, LB70
                              Dallas, Texas  75240
                                 (214) 448-5800
 (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
       AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   Copies to:

Patrick J. Foye, Esq.                      Scott Wallace, Esq.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM       HAYNES AND BOONE, L.L.P.
919 Third Avenue                           901 Main Street, Suite 3100
New York, New York  10022                  Dallas, Texas 75202
(212) 735-2274                             (214) 651-5587

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ITEM 1.       SECURITY AND SUBJECT COMPANY

              The subject companies are McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXIV, L.P., McNeil Real Estate Fund XXV, L.P. and McNeil Real Estate Fund XXVI, L.P., each a California limited partnership, and McNeil Real Estate Fund XXVII, L.P., a Delaware limited partnership (each individually, a "Partnership" and collectively, the "Partnerships"). The address of the principal executive offices of each Partnership and McNeil Partners, L.P., a Delaware limited partnership and the general partner of each Partnership ("McNeil Partners"), is 13760 Noel Road, Suite 700, LB70, Dallas, Texas 75240. The title of the class of equity securities to which this statement relates is the outstanding limited partnership units (the "Units") of each Partnership.


ITEM 2.       TENDER OFFER OF THE BIDDER

              This statement relates to the unsolicited tender offers being made by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), Unicorn Associates Corporation, a New York corporation ("Unicorn"), and Carl C. Icahn ("Mr. Icahn" and together with High River, Riverdale and Unicorn (except in respect of McNeil Real Estate Fund XXVI, L.P. and McNeil Real Estate Fund XXVII, L.P.), the "Bidders") disclosed in ten Tender Offer Statements on
Schedule 14D-1, each dated September 20, 1996, as amended (the "Schedules 14D-1"), to purchase from holders of Units ("Unitholders") any and all of the outstanding Units of each Partnership, upon the terms and subject to the conditions set forth in the Offers to Purchase dated September 20, 1996, as amended (the "Offers to Purchase"), and the related Assignments of Partnership Interest (collectively with the Offers to Purchase, the "HR Offers"). The Partnerships did not solicit the HR Offers. The Schedules 14D-1 state that the business address of Mr. Icahn is 114 West 47th Street, New York, NY 10036 and the address of the principal offices of High River, Riverdale and Unicorn is 100 South Bedford Road, Mount Kisco, New York 10549.


ITEM 3.       IDENTITY AND BACKGROUND

              (a) The name and business address of McNeil Partners, which is the person filing this statement on behalf of each of the Partnerships, are set forth in Item 1 above.

              (b)(1) The sole general partner responsible for the management of each Partnership's business is McNeil Partners. McNeil Investors, Inc., a Delaware corporation ("McNeil Investors"), is the sole general partner of McNeil Partners. Robert A. McNeil ("Mr. McNeil") is the sole stockholder of McNeil Investors. Except as described below, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between McNeil Partners or its affiliates and the Partnerships, their executive officers, directors or affiliates. Neither the Partnerships nor McNeil Partners has any directors or executive officers.





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              Through 1999, the Partnerships pay an asset management fee to
McNeil Partners calculated as 1% of each Partnership's tangible asset value (the "MID"), however, with regard to McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real
Estate Fund XIV, Ltd. and McNeil Real Estate Fund XV, Ltd., the MID is payable only to the extent of the lesser of each Partnership's excess cash flow or net operating income. Tangible asset value is determined by using the greater of (i) an amount calculated by applying a capitalization rate of 9 percent to the annualized net operating income of each property or (ii) a value of $10,000 per apartment unit for residential properties and $50 per gross square foot for commercial properties to arrive at the property tangible asset value. The property tangible asset value is then added to the book value of all other assets excluding intangible items. The MID percentage decreases subsequent to 1999.

              The Partnerships pay property management fees equal to 5% of gross rental receipts of residential and self-storage properties and 5% (6% in respect of McNeil Real Estate Fund XXIV, L.P., McNeil Real Estate Fund XXV, L.P., McNeil Real Estate Fund XXVI, L.P. and McNeil Real Estate Fund XXVII, L.P.) of gross rental receipts of commercial properties to McNeil Real Estate Management, Inc. ("McREMI"), an affiliate of McNeil Partners, for providing property management services. Additionally, the Partnerships reimburse McREMI for its costs, including overhead, of administering the Partnerships' affairs.

              Pursuant to each Partnership's partnership agreement, McNeil Partners or McREMI, as applicable, is entitled to receive upon the removal of McNeil Partners as the general partner of each such Partnership: (i) a terminating distribution in cash equal to the aggregate amount of the MID distributed during the 12 months preceding the effective date of such removal (except in respect of McNeil Real Estate Fund XX, L.P.), (ii) within 30 days of removal as stated in a written notice of removal, any portion of the property management fee, overhead reimbursements or MID which is then accrued and due, but not yet paid, and (iii) within 30 days of removal as stated in a written notice of removal, any unpaid loans or advances (together with accrued, but unpaid interest). As of June 30, 1996, such amounts were in aggregate approximately $2,189,000, $5,366,237, $4,944,109, $2,574,423, $975,349,
$37,195, $368,104, $746,270, $569,798 and $814,577 for McNeil Real Estate Fund
IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXIV, L.P., McNeil Real Estate Fund XXV, L.P., McNeil Real Estate Fund XXVI, L.P. and McNeil Real Estate Fund XXVII, L.P., respectively.

              McNeil Partners, as general partner of each Partnership, is entitled to indemnification under certain circumstances from the Partnerships pursuant to provisions of each respective partnership agreement. As a result of such provisions, a Unitholder may be entitled to a more limited right of action than he or she would otherwise have if such provisions were not included in the partnership agreement.

              Certain of the directors and executive officers of McNeil Investors and McREMI have employment agreements with such entities that contain provisions granting such directors and executive officers the right to terminate their employment agreements and receive three years annual compensation upon a change of control of such entities. Any compensation payable to such directors or executive officers upon a change of control is not payable from funds of the Partnerships and such agreements are not obligations of the Partnerships.

              If any one of the HR Offers is successful, High River may be in a position to cause the amendment of the applicable Partnership's partnership agreement and the removal of McNeil Partners as the general partner of such Partnership. If McNeil Partners is removed by High River as the general partner of any Partnership, the respective asset or partnership management fee and property management fee payable to McNeil Partners and McREMI will no longer be received by McNeil Partners or McREMI, as the case may be, and therefore, McNeil Partners has a conflict of interest in recommending that Unitholders reject the HR Offers.

              (b)(2) To the best knowledge of the Partnerships, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between any Partnership or its affiliates and the Bidders, their executive officers, directors or affiliates.


ITEM 4.       THE SOLICITATION OR RECOMMENDATION

              (a) Following the Partnerships' receipt of the HR Offers, McNeil Partners met with the financial and legal advisors of the Partnerships to review and consider the HR Offers and to explore various possible alternative courses of action which might be available in response to the HR Offers. BASED ON EACH PARTNERSHIP'S ANALYSIS AND ITS CONSULTATION WITH SUCH ADVISORS, EACH PARTNERSHIP, IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, DETERMINED THAT THE RESPECTIVE HR OFFER IS INADEQUATE, NOT IN THE BEST INTERESTS OF EITHER SUCH PARTNERSHIP OR ITS UNITHOLDERS AND STRONGLY RECOMMENDS THAT ITS UNITHOLDERS REJECT IT.

              (b) Each of the Partnerships reached the conclusions set forth in Item 4(a) after considering a variety of factors, including, but not limited to, the following:

              (i) The opinions of Crosson Dannis, Inc., the Partnerships' financial advisor ("Crosson Dannis"), dated October 3, 1996, which state that the consideration offered in the HR Offers is inadequate from a financial point of view to Unitholders compared to the Present Estimated Liquidation Values (as defined below). Crosson Dannis prepared estimates of the range of present values (the "Present Estimated Liquidation Values") of the Units based on the assumption that the Partnerships commence theoretical orderly liquidations in January 1997 and complete those liquidations by 1998 for McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXIV, L.P. and McNeil Real Estate Fund XXVI, L.P.; 1999 for McNeil Real Estate Fund XXV, L.P. and McNeil Real Estate Fund XXVII, L.P.; and 2001 for McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV, Ltd. and McNeil Real Estate Fund XV, Ltd. (the "Assumed Liquidations"). THE PRESENT ESTIMATED LIQUIDATION VALUES PER UNIT FOR THE PARTNERSHIPS AS OF OCTOBER 3, 1996 ARE BETWEEN $256 AND $270 FOR MCNEIL REAL ESTATE FUND IX, LTD.; $134 AND $145 FOR MCNEIL REAL ESTATE FUND X, LTD.; $152 AND $161 FOR MCNEIL REAL ESTATE FUND XI, LTD.; $161 AND $171 FOR MCNEIL REAL ESTATE FUND XIV, LTD.; $174 AND $184 FOR MCNEIL REAL ESTATE FUND XV, LTD.; $230 AND $236 FOR MCNEIL REAL ESTATE FUND XX, L.P.; $335 AND $343 FOR MCNEIL REAL ESTATE FUND XXIV, L.P.; $0.357 AND $0.366 FOR MCNEIL REAL ESTATE FUND XXV, L.P.; $0.236 AND $0.243 FOR MCNEIL REAL ESTATE FUND XXVI, L.P.; AND $8.37 AND $8.64 FOR MCNEIL REAL ESTATE FUND XXVII, L.P. The Present Estimated Liquidation Values represent Crosson Dannis' estimate of the present





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
       value of the gross cash distributions that a Unitholder would receive between now and the completion of the Assumed Liquidations. It should be noted that the Present Estimated Liquidation Values do not represent an estimate by Crosson Dannis of the fair market value of a Unit. A copy of the Crosson Dannis opinion dated October 3, 1996 is filed as exhibit (c) (2).

              (ii) In April 1996, the Partnerships (other than McNeil Real Estate Fund XXVI, L.P. and McNeil Real Estate Fund XXVII, L.P.)
       announced that they had determined to evaluate market and other economic conditions to establish the optimum time to commence orderly liquidations of the Partnerships' assets in accordance with the terms of their respective partnership agreements. Taking such conditions as well as other pertinent information into account, each Partnership has determined to begin orderly liquidations of all its assets. Although there can be no assurance made as to the timing of any liquidations due to real estate market conditions, the general difficulty of disposing of real estate, and other general economic factors, it is anticipated that such liquidations would result in the dissolution of the Partnerships followed by a liquidating distribution to Unitholders following the completion of the Assumed Liquidations.

              (iii) Last August, the Bidders offered $400 per unit for McNeil Real Estate Fund V, Ltd., which was significantly below the partnership's estimate of the pro forma liquidation value of $667.30 per unit as of June 30, 1995. In response, McNeil Real Estate Fund V, Ltd. recommended that unitholders reject the offer because it did not reflect the inherent value of the units and was not in the best interests of either McNeil Real Estate Fund V, Ltd. or its unitholders. Holders of approximately 97.5% of McNeil Real Estate Fund V, Ltd.'s units agreed in the fall of 1995 that Mr. Icahn's offer was inadequate, rejected his offer and did not tender their units. Since then, McNeil Real Estate Fund V, Ltd. distributed $83.40 cash to unitholders (including Mr. Icahn) and, on September 10, 1996, holders of more than 75% of McNeil Real Estate Fund V, Ltd.'s units which voted approved the liquidation and dissolution of McNeil Real Estate Fund V, Ltd., pursuant to which it is anticipated that all unitholders will receive a cash distribution of approximately $643.07 per unit, subject to reserves and adjustment, which closely approximates McNeil Real Estate Fund V, Ltd.'s estimate of pro forma liquidation value. TAKEN TOGETHER WITH THE CASH DISTRIBUTIONS TO UNITHOLDERS, SUCH AMOUNT IS APPROXIMATELY $326.47 PER UNIT (82%) HIGHER THAN THE BIDDERS' 1995 OFFER PRICE FOR MCNEIL REAL ESTATE FUND V, LTD. Although there can be no assurance that a similar result will occur with a particular Partnership or that any particular distribution per Unit will be obtained, THE LIQUIDATION AND DISSOLUTION OF MCNEIL REAL ESTATE FUND V, LTD. AND THE OPINIONS OF CROSSON DANNIS PROVIDE SOLID SUPPORT FOR THE PARTNERSHIPS' VIEW THAT THE HR OFFERS ARE INADEQUATE AND NOT IN THE BEST INTERESTS OF EITHER THE RESPECTIVE PARTNERSHIP OR UNITHOLDERS.

              (iv) The prices offered by the Bidders are between approximately 66.7% and 70.3% for McNeil Real Estate Fund IX, Ltd.; 59.0% and 63.8% for McNeil Real Estate Fund X, Ltd.; 64.9% and 68.8% for McNeil Real Estate Fund XI, Ltd.; 55.6% and 59.0% for McNeil Real Estate Fund XIV, Ltd.; 54.5% and 57.6% for McNeil Real Estate Fund XV, Ltd.; 72.2% and 74.1% for McNeil Real Estate Fund XX, L.P.; 78.2% and 80.0% for McNeil Real Estate Fund XXIV, L.P.; 68.9% and 70.6% for McNeil Real Estate Fund XXV, Ltd.; 37.7% and 38.8% for McNeil Real Estate Fund XXVI, L.P.; and





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
       65.1% and 67.2% for McNeil Real Estate Fund XXVII, L.P., of the high and low end of the range in the Present Estimated Liquidation Values.

              (v) Each of the Partnerships believes that the Units are a long-term, illiquid investment and the full value of an investment in the Units can only be realized by a Unitholder who retains his or her Units through the liquidation of the respective Partnership.

              (vi) The Bidders are making the HR Offers with a view to making a profit. Accordingly, there is a conflict of interest between their desire to purchase the Units at a low price and Unitholders' desire to sell their Units at a high price. In fact, High River concedes that its own estimates of net asset value per Unit are above the prices it is offering for Units in the HR Offers.

              (vii) The Partnerships have, from time to time, received inquiries from other parties that may be considering making tender offers for the Units. In anticipation of the HR Offers, the Partnerships have determined to make confidential information available to responsible parties who express a bona fide interest in considering making a tender offer for Units in the Partnerships pursuant to the requirements of federal securities laws. While it is possible that additional offers for Units in the Partnerships on more favorable terms than the HR Offers may be forthcoming, there can be no assurance as to whether any such offers will be made, the terms thereof, or, if made, whether any such offer will be subsequently amended or withdrawn.

              (viii) The HR Offers do not fully disclose Mr. Icahn's intentions to seek control of the Partnerships. Last year Mr. Icahn commenced similar tender offers for Units after McNeil Partners rejected his proposal to acquire the general partner interest of McNeil Partners and thereby control the Partnerships. In addition, Mr. Icahn negotiated with McNeil Partners during the period of last year's tender offers in an effort to acquire control of the Partnerships.

               (ix) As stated in the Offers to Purchase, if any one of the HR Offers is successful, High River may be in a position to influence control of the respective Partnership and to influence voting decisions and may seek to remove the Partnership's general partner and/or McREMI. In considering the possibility of High River influencing voting decisions with respect to the Partnerships and whether High River or one of its affiliates would be suitable in such a role, the Partnerships further considered the following:

                     (A) McNeil Partners and McREMI presently manage the businesses of the Partnerships. McREMI is a fully integrated real estate service organization performing property management, asset management, investor services, partnership administration and a wide range of other real estate-related services for 19 limited partnerships with more than 79,000 limited partners. McNeil Investors, with its affiliates and subsidiaries, is one of the largest managers of multifamily residential properties in the United States and a large manager of commercial properties.





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
                     (B) The Offers to Purchase do not adequately disclose information regarding Mr. Icahn's plans in the event he acquires control of the businesses of the Partnerships. In fact, the Offers to Purchase state that High River has never acted as the general partner or property manager of a limited partnership, such as the Partnerships, which is engaged in the business of owning real estate and, to date, High River has not sought to negotiate any arrangements with other parties to act in such capacities. As a result, McNeil Partners believes that High River's lack of experience in managing real estate limited partnerships similar to the Partnerships would adversely effect any such Partnership were Mr. Icahn to acquire control thereof.

              (C) Certain of the Partnerships could be liable for large accelerated mortgage payments, prepayment interest penalties, or substantial yield maintenance payments in the event that High River takes control of the Partnerships and replaces McNeil Partners and/or McREMI. Such payments or penalties would have a negative impact on such Partnerships. Pursuant to the terms of such indebtedness, the consent of the lenders would be required in respect of any transaction in which High River removes McNeil Partners as the general partner in order to avoid such payments and penalty.

              (x) Carl C. Icahn controls High River. Each Partnership considered the background of Mr. Icahn, his past investment practices, his reputation in the investment and business communities, and various lawsuits and proceedings, both private and by government agencies, involving Mr. Icahn and affiliated companies. Each Partnership is aware that the strategy Mr. Icahn has employed in the HR Offers, as well as, last year's offers, is similar to strategies he has repeated in numerous previous unsolicited offers for corporate and partnership securities.

              (xi) The HR Offers are conditioned upon the McNeil Partners consenting in writing to the admission of High River as a substitute limited partner of each of the Partnerships; however, each of the HR Offers fails to disclose that McNeil Partners may, in its sole discretion under certain circumstances set forth in each Partnership's partnership agreement, refuse such admission. McNeil Partners has not determined whether or not to admit High River as a substitute limited partner. Any such determination will be made depending on a number of factors including the effect of such admission on the tax status of the Partnership.


Present Estimated Liquidation Value Analysis

              High River is offering to purchase the Units, which are relatively illiquid investments, and is not offering to purchase the Partnerships' underlying assets or assume any of their liabilities. Although each Partnership does not believe that the amount per Unit which might be distributed to Unitholders following a future sale of all such Partnership's properties necessarily reflects the present fair value of a Unit, the realizable value of such Partnership's assets clearly is a relevant factor in determining the price a prudent purchaser would offer for Units.

              Crosson Dannis prepared an estimate of the Present Estimated Liquidation Values based on the assumptions that each Partnership commences a theoretical orderly liquidation in





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
January 1997 and completes such liquidations in 1998 for McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXIV, L.P. and McNeil Real Estate Fund XXVI, L.P.; 1999 for McNeil Real Estate Fund XXV, L.P. and McNeil Real Estate Fund XXVII, L.P.; and 2001 for McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV, Ltd. and McNeil Real Estate Fund XV, Ltd. The Present Estimated Liquidation Values as of October 3, 1996, gross distributions per Unit through the completion of the Assumed Liquidations and the Bidders' offer price per Unit are set forth in the chart below. The Present Estimated Liquidation Values represent Crosson Dannis' estimate of the gross cash distributions that a Unitholder would receive between January 1997 and the completion of the Assumed Liquidations, discounted to reflect the present value of such distributions. It should be noted that the Present Estimated Liquidation Values do not represent an estimate by Crosson Dannis of the fair market value of a Unit.

                                                  PRESENT ESTIMATED           GROSS
                                                  LIQUIDATION VALUES      DISTRIBUTIONS     BIDDERS' OFFER PRICE
                  PARTNERSHIP                         (PER UNIT)            (PER UNIT)           (PER UNIT)
 McNeil Real Estate Fund IX, Ltd.                     $256 - $270            $404.00              $180.00

 McNeil Real Estate Fund X, Ltd.                      $134 - $145            $250.00               $85.50

 McNeil Real Estate Fund XI, Ltd.                     $152 - $161            $251.00              $104.50

 McNeil Real Estate Fund XIV, Ltd.                    $161 - $171            $271.00               $95.00

 McNeil Real Estate Fund XV, Ltd.                     $174 - $184            $288.00              $100.24

 McNeil Real Estate Fund XX, L.P.                     $230 - $236            $285.00              $170.38

 McNeil Real Estate Fund XXIV, L.P.                   $335 - $343            $416.00              $268.13

 McNeil Real Estate Fund XXV, L.P.                  $0.357 - $0.366            $0.45               $0.252

 McNeil Real Estate Fund XXVI, L.P.                 $0.236 - $0.243            $0.30               $0.092

 McNeil Real Estate Fund XXVII, L.P.                 $8.37 - $8.64            $10.94                $5.62


              The Present Estimated Liquidation Values are based in part upon certain estimated cash receipts and disbursements of the Partnerships through the Assumed Liquidations. As a business planning tool, the Partnerships prepare near and long-term projections of cash flow on an annual basis for the next succeeding year and the remaining life of the particular Partnership (the "Draft Projections"). The Draft Projections were reviewed by various operating personnel for, among other things, appropriateness of assumptions, timing of expected cash receipts and disbursements, cash reserves, timing of scheduled loan repayments, and levels of cash flow generally. The Draft Projections are considered by the management of each Partnership as the most current long-term business plan of the particular Partnership. The Draft Projections are prepared to estimate the level of cash flow each asset of each Partnership will produce and the related expenditures and timing of the expenditures to achieve the potential cash flow. The Draft Projections are utilized as a management tool to determine the appropriate methods of operating the Partnerships' businesses, which include, but are not limited to, the amount of invested capital in assets, appropriate development plans for assets, level of indebtedness for each Partnership, cash reserves and appropriate distribution levels. The Draft Projections may be updated during any particular year for identified, material change(s) to estimated cash receipts and/or disbursements. The summary of the Draft Projections, which have been prepared on the basis of the most current knowledge of the Partnerships' personnel, are attached hereto as Annex A.

              The Draft Projections are based on the above and other assumptions and on other general factors relating to the Partnerships' businesses or to more general economic conditions. THERE IS NO ASSURANCE THAT THE DRAFT PROJECTIONS WILL BE ACHIEVED DUE TO, AMONG OTHER THINGS, ADVERSE GENERAL NATIONAL OR LOCAL ECONOMIC CONDITIONS; CHANGES IN INTEREST RATES OR RESTRICTIONS IN FINANCING; UNANTICIPATED EXPENDITURES; CHANGES IN ENVIRONMENTAL LAWS, REGULATIONS OR CONDITIONS AND UNANTICIPATED EXPENDITURES FOR ENVIRONMENTAL MATTERS; CHANGES IN BUILDING CODES; INCREASED COMPETITION; ADVERSE CHANGES IN LAWS, GOVERNMENTAL RULES OR FISCAL POLICIES; AND OTHER FACTORS AFFECTING THE SALE OF REAL ESTATE.

              ACCORDINGLY, THE ACTUAL OPERATIONS AND CASH FLOWS OF THE PARTNERSHIPS ARE LIKELY TO VARY FROM THOSE INCLUDED IN THE DRAFT PROJECTIONS AND SUCH VARIATIONS MAY BE MATERIAL. CONSEQUENTLY, SUCH PROJECTIONS OF RESULTS OF OPERATIONS AND CASH FLOWS OF THE PARTNERSHIPS AND THE PRESENT ESTIMATED LIQUIDATION VALUES ARE NOT GUARANTEES OF ACTUAL RESULTS OF OPERATIONS OR CASH FLOWS OF THE PARTNERSHIPS AND SHOULD NOT BE CONSIDERED AS THE ACTUAL RESULTS OF THE PARTNERSHIPS OR THE AMOUNT THAT WILL NECESSARILY BE REALIZED BY AN UNITHOLDER WHO RETAINS AN INTEREST IN THE PARTNERSHIP THROUGH ITS RESPECTIVE ACTUAL LIQUIDATION.

              NO ASSURANCE CAN OR IS MADE THAT THE PROJECTED RESULTS OF THE PARTNERSHIPS' OPERATIONS AND CASH FLOWS, OR THE AMOUNT SET FORTH IN THE PRESENT ESTIMATED LIQUIDATION VALUES, WILL BE REALIZED IN WHOLE OR PART. NO ASSURANCE CAN OR IS MADE AS TO THE ACTUAL RESULTS THAT WILL BE ACHIEVED BY A UNITHOLDER WHO RETAINS AN INTEREST IN THE PARTNERSHIPS.

              The Crosson Dannis opinions are based upon a number of factors, including the following items and assumptions:

              (i) The Partnerships hold good and, as the case may be under applicable state laws, marketable or indefeasible title to their assets.

              (ii) The Partnerships, McNeil Partners and all other pertinent persons have fully complied with all applicable federal, state and local laws and regulations that would otherwise adversely affect the value of the assets of the Partnerships.

              (iii) All required licenses, certificates of occupancy, consents or legislative or administrative authority from any federal, state or local governmental authority or agency have been or will be obtained or renewed for any use of the assets of the Partnerships on which the report is based, whether in whole or part.

              (iv) As to the real property assets of the Partnerships, all existing leases, subleases and other use agreements are in full force and effect and each party to all such agreements are in full compliance with their obligations thereunder and no default or event of default exists with respect to any such agreements.

              (v)  The assets of the Partnerships are all freely transferable.

              (vi) No asset of any Partnership is subject to any option, right of first offer, right of first refusal or other encumbrance that could result in any obligation of any Partnership to sell or otherwise dispose of such asset for an amount less than the then fair market value of such asset.

              (vii) The Present Estimated Liquidation Values specifically disregard the impact of litigation expenses resulting from tender offer defense costs and/or class action litigation.


ITEM 5.       PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

              McNeil Partners, on behalf of each Partnership, has engaged Crosson Dannis as their financial advisor to prepare the Present Estimated Liquidation Values and to advise the respective Partnership of Crosson Dannis' opinion as to the adequacy, from a financial point of view, of the consideration offered in each of the HR Offers to Unitholders of such Partnership compared to the Present Estimated Liquidation Value for such Partnership. Pursuant to the engagement agreement between the McNeil Partners, on behalf of each Partnership, and Crosson Dannis, McNeil Partners, on behalf of the Partnerships, agreed to pay Crosson Dannis an aggregate fee of $284,600 for the preparation and presentation of its reports and the delivery of the opinions described above. In addition, McNeil Partners, on behalf of the Partnerships, agreed to reimburse Crosson Dannis for the direct expenses it incurs for deliveries, travel and third party research and data in preparing the Present Values, and indemnify it against certain expenses and liabilities if incurred in connection with its engagement. The fee paid to Crosson Dannis was not contingent upon the conclusions reached in, or the substance of, the opinons.

              McNeil Partners, on behalf of the Partnerships, has retained The Herman Group, Inc. to assist with communications with Unitholders with respect to, and to provide other services to the Partnerships in connection with, the HR Offers. McNeil Partners, on behalf of the Partnerships, will pay The Herman Group, Inc. reasonable and customary fees for its services, reimburse it for reasonable expenses, and provide customary indemnities. Neither McNeil Partners, the Partnerships nor any person acting on their behalf has employed, retained, or compensated or intends to employ, retain, or compensate any other person or class of persons to make solicitations or recommendations to Unitholders on its behalf concerning the HR Offers.

ITEM 6.       RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

              (a) Except as described below, neither the Partnerships, McNeil Partners nor McNeil Investors has effected any transactions in the Units during the past 60 days. Except as described below, the Partnerships are not aware of any other transactions in the Units during the past 60 days by any of McNeil Investors's executive officers, directors, affiliates, or subsidiaries.

              Dean J. Lontos, Vice President of McREMI, purchased 20 Units of McNeil Real Estate Fund XIV, Ltd. for $83.05 per Unit on August 25, 1996 and 100 Units of McNeil Real Estate Fund XX, L.P. for $122.00 per Unit on August 28, 1996.

              (b) Neither the Partnerships nor, to the knowledge of the Partnerships, any of McNeil Partners' executive officers, directors, affiliates, or subsidiaries intends to tender Units owned by them in the HR Offers.


ITEM 7.       CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

              (a) Except as disclosed in Item 4, There are no negotiations being undertaken or underway which would result in any of the transactions listed in Item 7(a) with respect to any Partnership.


              (b) Except as disclosed in Item 4, there is no transaction, board resolution, agreement in principle or signed contract in response to the tender offer which relates to or would result in one or more of the matters referred to in Item 7(a) with respect to any Partnership.


ITEM 8.       ADDITIONAL INFORMATION TO BE FURNISHED

Tender Offer Litigation

       On August 12, 1996, High River sent a letter to the Partnerships (except McNeil Real Estate Fund XXVI, L.P. and McNeil Real Estate Fund XXVII, L.P.) demanding lists of the names, current residence or business addresses and certain other information concerning the Unitholders of such Partnerships. On August 19, 1996, these Partnerships commenced an action against High River, Mr. Icahn and certain of their affiliates (collectively, the "Bidder Defendants") in United States District Court for the Central District of California (the "California Federal Action") seeking, among other things, to declare that such Partnerships are not required to provide High River with a current list of the Unitholders on the grounds that the Bidder Defendants commenced a tender offer in violation of the federal securities laws by filing certain Schedule 13D Amendments on August 5, 1996. On August 19, 1996, such Partnerships, through their counsel, responded to High River's August 12 letter by denying High River's demand for a current list of the Unitholders for the reasons set forth above.

       On August 23, 1996, the Bidder Defendants filed, among other documents,
(a) an answer to these Partnerships' complaint in the California Federal Action denying the allegations contained therein and asserting four affirmative defenses; (b) a counterclaim seeking, among other things, injunctive relief requiring such Partnerships to either make available to High River a copy of the lists of Unitholders or grant High River permission to inspect and copy such lists; and (c) an application for a temporary restraining order ("TRO") and a preliminary injunction seeking access to the lists of Unitholders. On September 6, 1996, the Bidder Defendants' TRO application was denied. On September 12, 1996, these Partnerships filed an answer to the Bidder Defendants' counterclaim asserting six affirmative defenses and alleging that the Bidder Defendants were denied access to the lists of Unitholders because their requests for the lists were in connection with illegal tender offers. Discovery is currently underway in the California Federal Action and the matter is expected to go to trial in mid-October 1996.

       On September 30, 1996, the Partnerships logged an amended complaint for declaratory and injunctive relief against the Bidder Defendants seeking, among other things, to enjoin the HR Offers on the grounds that such offers violate the Partnerships' partnership agreements and federal securities laws and to declare that the Partnerships are not required to provide High River with a current list of Unitholders to facilitate its illegal tender offers.


Restrictions on Transfers; Tax Termination

              The Partnerships intend that no transfer or assignment of Units which, when considered with all other transfers or assignments during the twelve-month period ending with such transfer or assignment, would, in the opinion of counsel to the Partnerships, cause a termination of any Partnership for federal income tax purposes (which termination may occur when 50% or more of the total interest in the Partnership capital and profits is transferred by sale or exchange in a twelve-month period) shall be effective. Depending upon the number of Units tendered pursuant to the HR Offers, sales of Units on the secondary market for the twelve-month period following completion of the HR Offers may be limited. The Partnerships will not process any requests for transfers of Units during such twelve-month period which any Partnership believes would cause a tax termination. Because of the tax-related transfer restrictions, in no event will an aggregate of 50% or more of the Units be accepted for transfer by the Partnership pursuant to any of the HR Offers (reduced to the extent of any prior transfers of Units within the preceding twelve months).


ITEM 9.       MATERIAL TO BE FILED AS EXHIBITS

99.(a)(1)     Form of Letter from the Partnerships to Unitholders dated October
              4, 1996.

99.(b)        Not applicable.

99.(c)(1)     Form of Press Release issued by McNeil Partners on October 4,
              1996.

99.(c)(2)     Letter dated October 3, 1996 from Crosson Dannis, Inc. to McNeil
              Partners, L.P.

99.(c)(3)     Letter dated August 12, 1996 from the Bidders to the Partnerships
              (incorporated by reference to Exhibit 6 of Bidders' Schedule
              14D-1 dated September 19, 1996).

99.(c)(4)     Letter dated August 19, 1996 from counsel to the Partnerships to counsel to the Bidders (incorporated by reference to Exhibit 7 of Bidders' Schedule 14D-1 dated September 19, 1996).

99.(c)(5)     Complaint filed by McNeil Pacific Investors Fund 1972, McNeil
              Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd.,
              McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV,
              Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund
              XX, L.P., McNeil Real Estate Fund XXIV, L.P. and McNeil Real
              Estate Fund XXV, L.P., as plaintiffs, against the Bidders and certain affiliates, as defendants (without exhibits)
              (incorporated by reference to Exhibit 8 of Bidders' Schedule
              14D-1 dated September 19, 1996).

99.(c)(6)     Defendants' Answer to Complaint for Declaratory and Injunctive
              Relief filed by High River and certain of its affiliates, as defendants, against McNeil Pacific Investors Fund 1972, McNeil
              Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd.,
              McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV,
              Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund
              XX, L.P., McNeil Real Estate Fund XXIV, L.P. and McNeil Real
              Estate Fund XXV, L.P., as plaintiffs (incorporated by reference to Exhibit 19 of Bidders' Schedule 14D-1 dated September 19,
              1996).

99.(c)(7)     Counterclaim of High River for Injunctive and other Relief re:
              Denial of Access to a Partner to Limited Partnership Records filed by High River and certain of its affiliates, as defendants, against McNeil Pacific Investors Fund 1972, McNeil Real Estate
              Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real
              Estate Fund XI, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil
              Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P.,
              McNeil Real Estate Fund XXIV, L.P. and McNeil Real Estate Fund
              XXV, L.P., as plaintiffs (without exhibits) (incorporated by reference to Exhibit 20 of Bidders' Schedule 14D-1 dated
              September 19, 1996).

99.(c)(8)     Plaintiffs/Counterclaim-Defendants' Answer to Counterclaim of
              High River for Injunctive and other Relief filed by McNeil
              Pacific Investors Fund 1972, McNeil Real Estate Fund IX, Ltd.,
              McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI,
              Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund
              XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate
              Fund XXIV, L.P. and McNeil Real Estate Fund XXV, L.P., as plaintiffs, against High River and certain of its affiliates
              (incorporated by reference to Exhibit 21 of Bidders' Schedule
              14D-1 dated September 19, 1996).

99.(c)(9)     Proposed Supplemental and Amended Complaint for Declaratory and
              Injunctive Relief filed by McNeil Pacific Investors Fund 1972,
              McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X,
              Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund
              XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate
              Fund XX, L.P., McNeil Real Estate Fund XXIV, L.P., McNeil Real
              Estate Fund XXV, L.P., McNeil Real Estate Fund XXVI, L.P. and
              McNeil Real Estate Fund XXVII, L.P., as plaintiffs, against High
              River and certain of its affiliates (without exhibits)
              (filed herewith).

                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 4, 1996
                                   MCNEIL PARTNERS, L.P.
                                   General Partner of each of the Partnerships

                                      By:  McNeil Investors, Inc.
                                           General Partner

                                           By:   /s/ Donald K. Reed
                                              ----------------------------
                                                  Donald K. Reed
                                                  President

                                                                         ANNEX A


MCNEIL REAL ESTATE FUND XXVI
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROJECTIONS 000'S                           1997             1998            1999             2000             2001
------------------------------------------------------------------------------------------------------------------------------------
Partnership cash flow before debt service            2,453               27               0                -                -
Net sales proceeds                                   1,940           16,908               -                -                -
Debt service on mortgage obligations                (2,025)          (1,013)              -                -                -
------------------------------------------------------------------------------------------------------------------------------------
Partnership cash flow                                2,368           15,922               0                -                -
Estimated distributions to LP's                     (2,441)         (17,922)              -                -                -
Beginning working capital cash reserves              2,072            2,000              (0)               -                -
------------------------------------------------------------------------------------------------------------------------------------
Ending working capital cash reserves                 2,000               (0)              -                -                -


ASSUMPTIONS:
    Partnership cash flow before debt service - Represents net cash flow from properties after capital improvements but before debt service. Also includes all G & A costs of the partnership and payments to the GP. Based on 1996 property budgets and estimated 1996 partnership costs.

    Net sales proceeds - Estimated proceeds from sales of properties. Calculated by taking property NOI and capping at 10% for apartments, 11% for retail and self storage, and 12% for office buildings. This capped value is then reduced by a 3% transaction cost and the outstanding balance of the related mortgage indebtedness.

    Debt service on mortgage obligations - Annual debt service on outstanding mortgage notes secured by real property.

    Estimated distributions to LP's - Represents distribution of total partnership cash flow subject to maintenance of a working capital cash reserve, which is distributed in year of termination.

    Cash flow projections assume an orderly liquidation of all partnership properties commencing with sales in 1997 and final termination in 1998 with the final property sale.

                                 EXHIBIT INDEX


   Exhibit                            Description                                Page
   -------                            -----------                                ----
  99.(a)(1)    Form of Letter from the Partnerships to Unitholders dated
               October 4, 1996.

  99.(c)(1)    Form of Press Release issued by McNeil Partners on October 4,
               1996.

  99.(c)(2)    Letter dated October 3, 1996 from Crosson Dannis, Inc.  to
               McNeil Partners, L.P.

  99.(c)(3)    Letter dated August 12, 1996 from the Bidders to the
               Partnerships (incorporated by reference to Exhibit 6 of Bidders'
               Schedule 14D-1 dated September 19, 1996).

  99.(c)(4)    Letter dated August 19, 1996 from counsel to the Partnerships to counsel to the Bidders (incorporated by reference to Exhibit 7 of Bidders' Schedule 14D-1 dated September 19, 1996).

  99.(c)(5)    Complaint filed by McNeil Pacific Investors Fund 1972, McNeil
               Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd.,
               McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV,
               Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund
               XX, L.P., McNeil Real Estate Fund XXIV, L.P. and McNeil Real
               Estate Fund XXV, L.P., as plaintiffs, against the Bidders and certain affiliates, as defendants (without exhibits)
               (incorporated by reference to Exhibit 8 of Bidders' Schedule
               14D-1 dated September 19, 1996).

  99.(c)(6)    Defendants' Answer to Complaint for Declaratory and Injunctive
               Relief filed by High River and certain of its affiliates, as defendants, against McNeil Pacific Investors Fund 1972, McNeil
               Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd.,
               McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV,
               Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund
               XX, L.P., McNeil Real Estate Fund XXIV, L.P. and McNeil Real
               Estate Fund XXV, L.P., as plaintiffs (incorporated by reference to Exhibit 19 of Bidders' Schedule 14D-1 dated September 19,
               1996).

  99.(c)(7)    Counterclaim of High River for Injunctive and other Relief re:
               Denial of Access to a Partner to Limited Partnership Records
               filed by High River and certain of its affiliates, as
               defendants, against McNeil Pacific Investors Fund 1972, McNeil
               Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd.,
               McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV,
               Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund
               XX, L.P., McNeil Real Estate Fund XXIV, L.P. and McNeil Real
               Estate Fund XXV, L.P., as plaintiffs (without exhibits)
               (incorporated by reference to Exhibit 20 of Bidders' Schedule
               14D-1 dated September 19, 1996).

  99.(c)(8)    Plaintiffs/Counterclaim-Defendants' Answer to Counterclaim of
               High River for Injunctive and other Relief filed by McNeil
               Pacific Investors Fund 1972, McNeil Real Estate Fund IX, Ltd.,
               McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI,
               Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund
               XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate
               Fund XXIV, L.P. and McNeil Real Estate Fund XXV, L.P., as
               plaintiffs, against High River and certain of its affiliates
               (incorporated by reference to Exhibit 21 of Bidders' Schedule
               14D-1 dated September 19, 1996).

  99.(c)(9)    Proposed Supplemental and Amended Complaint for Declaratory and
               Injunctive Relief filed by McNeil Pacific Investors Fund 1972,
               McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X,
               Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund
               XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate
               Fund XX, L.P., McNeil Real Estate Fund XXIV, L.P., McNeil Real
               Estate Fund XXV, L.P., McNeil Real Estate Fund XXVI, L.P. and
               McNeil Real Estate Fund XXVII, L.P., as plaintiffs, against High
               River and certain of its affiliates (without exhibits)
               (filed herewith).